U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

     				   FORM 4
                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Issuer Name and Ticker  6. Relationship of Reporting
   of Reporting Person    or Trading Symbol          Person to Issuer  (Check
                                                     all applicable)

McConnell, John J.        Harrington Financial       X Director    10% Owner
                          Group, Inc. (HFGI)
c/o Harrington 	                                       Officer 	   Other
    Financial Group
722 Promenade

Richmond IN 47374      3. IRS or Social Security  4. Statement for
                          Number of Reporting        Month/Year
                          Person (Voluntary)
						     March, 1997

                                                  5. If Amendment,
                                                     Date of Original
                                                     (Month/Year)



       Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned

1.Title of  2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner-  7.Nature
  Security    action   action   Acquired(A)  Securities	   ship      of In-
  (Instr. 3)  Date     Code     or Disposed  Beneficially  Form:     direct
              (Month/ (Instr.8) of (D)       Owned at End  Direct    Bene-
              Day/             (Instr.3,4,5) of Month      (D) or    ficial
              Year)                          (Instr.3,4)   Indirect  Owner-
                      Code V  Amount (A)  Price            (I)	     ship
                                     or(D)                 (Instr.4) (Instr.4)







Common Stock,
$0.125 par value
per share    					   3,092      D






        Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of 2.Conver- 3.Trans- 4.Trans-   5.Number       6.Date
Derivative sion or     action   action   of Deriv-      exercis-
Security   Exercise    Date     Code     ative          able and
 	   Price of                      Securi-        Expira-
	   Deri-       (Month/	         ties           tion Date
 	   vative      Day/ 	         Acquired       (Month/
	   Security    Year)             (A) or         Day/Year)
			       	         Disposed
				         of(D)

				Code  V  (A)      (D)   Date      Exp
			    	        	        Exer-     Date
						        cisable


Options    $7.50      			 8,000         12/15/97  1/15/98

Options    $10.00      5/6/96     A      1,500           *	  5/6/06









7.Title and             8.Price    9.Number   10.Owner-
Amount of 	          of        of deriv-    ship
Underlying	         Deriv-     ative        Form of
Securities	         ative      Secur-       Deriv-
		         Secur-     ities        ative
		         ity        Bene-	 Secur-
  			            ficially     ity
			            Owned	 Direct
			            at End       (D) or
			            of Month     Indirect
					         (I)
Title         Amount

Common stock
$.125 par
value per
share	       8,000	 $0	    8,000         D


Common stock
$.125 par
value per
share	       1,500     $0	    1,500         D






Explanation of Responses:


* Options vest at a rate of 20% per year from date of grant commencing 5/6/97.







	  	           /S/John J. McConnell  		4/10/97

	                   Signature of Reporting Person         Date